[Cintas Corporation Letterhead]

February 21, 2008

Via EDGAR (courtesy copy via overnight courier)

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC   20549

Re:	Cintas Corporation
Form 10-K for fiscal year ended May 31, 2007
Filed July 30, 2007
File No. 000-11399

Dear Mr. Reynolds:

We are responding to the Staff’s comments contained in the letter dated January 23, 2008 to the above-referenced filing.

Item 1.  Business

1.
We note that your business discussion in your Form 10-K is approximately 1-1/2 pages in length.  Advise us why you believe the length and depth of your business discussion is consistent with Item 101 of Regulation S-K.  Please address why the information you provide is adequate to allow investors to know the specific businesses conducted by the company so that they can make informed investment decisions.

We believe that our disclosure in Item 1 of our Form 10-K filed on July 30, 2007, for the fiscal year ended May 31, 2007, provides a clear and concise representation of our company that facilitates investor understanding of our business and the industries in which we operate to allow them to make informed investment decisions.  We also believe that we have complied with the disclosure requirements of Item 101 of Regulation S-K, and we have referenced below the disclosure requirements of Item 101 by paragraph and our related disclosure (or lack of disclosure in the case of items which are not applicable or not material to us) in Item 1 of our Form 10-K.

Paragraph 101(a) General Development of Business

We provide a general business description and development of our business on page 4 of our Form 10-K.  The first paragraph of this section is as follows:

Mr. John Reynolds
February 21. 2008

Cintas Corporation (Cintas), a Washington corporation, provides highly specialized products and services to businesses of all types throughout the United States and Canada.  Cintas’ products and services are designed to enhance its customers’ images and brand identification as well as provide a safe and efficient work place.  Cintas was founded in 1968 by Richard T. Farmer, Chairman of the Board, when he left his family’s industrial laundry business in order to develop uniform programs using an exclusive new fabric.  In the early 1970’s, Cintas acquired the family industrial laundry business.  Over the years, Cintas developed additional products and services that complemented its core uniform business and broadened the scope of products and services available to our customers.

Paragraph 101(a)(1)

We note specifically in this first paragraph that Cintas was organized in 1968 and is currently a Washington corporation.  Cintas has not had any significant changes in the last five years to its organizational structure such as bankruptcy, receivership, material reclassifications, mergers or consolidations, changes in assets of a material amount outside of the normal course of business or material changes in the mode of conducting business that would warrant disclosure under this paragraph.

Paragraph 101(a)(2)

This paragraph is not applicable to Cintas.

Paragraph 101(b) Financial Information About Segments

We have included on page 4 of our Form 10-K the following cross reference to the segment financial data in the financial statements as allowed in Paragraph 101(b).

See Note 13 entitled Segment Information in “Notes to Consolidated Financial Statements.”

This financial statement footnote includes revenue, gross margin, income before income taxes and total assets by reportable operating segment for the last three fiscal years as required in Paragraph 101 (b).

Paragraph 101(b)(1)

This paragraph was not applicable for our fiscal 2007 filing of our Form 10-K since we made no changes to our reportable operating segments.  However, we made the decision to separate our Other Services operating segment into three reportable operating segments effective with our fiscal 2008 Form 10-Q filed on October 5, 2007, for the quarterly period ended August 31, 2007.  As a result of this change, we will disclose in our Form 10-K for the fiscal year ended May 31, 2008, the nature of this change as well as a restatement of the corresponding information for earlier periods.

Mr. John Reynolds
February 21. 2008

Paragraph 101(b)(2)

This paragraph is not applicable to Cintas.

Paragraph 101(c) Narrative Description of Business

We provide a list of the products and services provided by Cintas in paragraph two on page 4 of our Form 10-K.  In paragraph four on page 4 of the Form 10-K, we provide a description of our operating segments and the products and services provided by each of these operating segments.  These paragraphs are as follows:

The products and services provided by Cintas are as follows:

•	Uniforms and Apparel
•	Mats, Mops and Towels
•	Restroom and Hygiene Service
•	First Aid
•	Safety
•	Fire Protection
•	Branded Promotional Products
•	Document Shredding and Storage
•	Cleanroom Resources
•	Flame Resistant Clothing

Cintas classifies its business into two operating segments, Rentals and Other Services, based on the similar economic and organizational characteristics of the products and services within each segment. The Rentals segment reflects the rental and servicing of uniforms and other garments, mats, mops and shop towels.  In addition to these rental items, we also provide restroom and hygiene products and services within this segment.  The Other Services segment consists of the direct sale of uniforms and related items, first aid, safety and fire protection products and services, document management services and branded promotional products.

Paragraph 101(c)(1)(i)

In addition to the disclosures of our products and services noted in the preceding paragraph, we discuss the principal markets served and the methods of distribution of our products and services in the last two paragraphs on page 4 of our Form 10-K.  These paragraphs are as follows:

Mr. John Reynolds
February 21. 2008

The primary markets served by both Cintas operating segments are local in nature and highly fragmented.  Cintas competes with national, regional and local providers, and the level of competition varies at each of Cintas’ locations.  Product, design, price, quality, service and convenience to the customer are the competitive elements in both operating segments.

Within the Rentals segment, Cintas provides its products and services to customers via local delivery routes originating from rental processing plants and branches.  Within the Other Services segment, Cintas provides its products and services via its distribution network and local delivery routes or local representatives.  In total, Cintas has approximately 7,300 local delivery routes, 407 operations and 7 distribution centers.

We have also disclosed the amount of revenue contributed by our operating segments in the table on page 4 of our Form 10-K.  This table is as follows:

The following table sets forth the revenues derived from each operating segment provided by Cintas:

Year Ended May 31, (in thousands)	2007	2006	2005

Rentals	$2,734,629	$2,568,776	$2,363,397
Other Services	972,271	834,832	703,886
	$3,706,900	$3,403,608	$3,067,283

Historically, we have broken down our revenue between rental products and services and non-rental products and services.  As noted in the discussion above on operating segments, though, we have separated our Other Services segment in fiscal 2008 into three segments and will provide the revenue break down for these products and services in the Form 10-K for the fiscal year ended May 31, 2008.

Paragraph 101(c)(1)(ii)

This paragraph is not applicable to Cintas since we did not have any new products or services that required a material amount of assets or that were otherwise material.

Paragraph 101(c)(1)(iii)

We discuss the sources and availability of material in the first paragraph on page 5 in our Form 10-K.  This paragraph is as follows:

Mr. John Reynolds
February 21. 2008

Cintas sources finished products from many outside suppliers.  In addition, Cintas operates 11 manufacturing facilities which provide for a substantial amount of its standard uniform needs.  Cintas purchases fabric, used in its manufacturing process, from several suppliers.  Cintas is not aware of any circumstances that would hinder its ability to continue obtaining these materials.

Paragraph 101(c)(1)(iv)

This paragraph is not applicable to Cintas since we have no patents, trademarks, licenses, franchises and concessions specific to our operating segments that are material in nature.

Paragraph 101(c)(1)(v)

This paragraph is not applicable to Cintas since most of our products and services are provided continuously throughout the year and are not subject to seasonal fluctuations of a material nature.

Paragraph 101(c)(1)(vi)

This paragraph is not applicable to Cintas since our businesses and the industries in which we operate do not require us to maintain specific working capital items of an unusual nature that would warrant discussion.

Paragraph 101(c)(1)(vii)

We discuss our customer base in paragraph 3 on page 4 in our Form 10-K.  This paragraph is as follows:

These products and services are provided to approximately 800,000 businesses of all types – from small service and manufacturing companies to major corporations that employ thousands of people.  This diversity in customer base results in no individual customer accounting for greater than one percent of Cintas’ total revenues.  As a result, the loss of one account would not have a significant financial impact on Cintas.

Paragraph 101(c)(1)(viii)

This paragraph is not applicable to Cintas since we do not have a material amount of backlog orders.

Mr. John Reynolds
February 21. 2008

Paragraph 101(c)(1)(ix)

This paragraph is not applicable to Cintas since we do not have material portions of our business subject to renegotiation at the election of the government.

Paragraph 101(c)(1)(x)

We discuss the nature of our competition in paragraph 5 on page 4 in our Form 10-K.  This paragraph is as follows:

The primary markets served by both Cintas operating segments are local in nature and highly fragmented.  Cintas competes with national, regional and local providers, and the level of competition varies at each of Cintas’ locations.  Product, design, price, quality, service and convenience to the customer are the competitive elements in both operating segments.

We have not provided an estimated number of competitors because it is subject to fluctuations due to relatively low barriers to entry.

Paragraph 101(c)(1)(xi)

This paragraph is not applicable to Cintas since we have not spent material amounts on research and development activities.

Paragraph 101(c)(1)(xii)

Cintas is subject to various environmental laws and regulations.  As a result, we have discussed the nature of the compliance efforts and the operating costs and capital spending of these compliance efforts in paragraph 2 on page 5 in our 10-K.  This paragraph is as follows:

Cintas is subject to various environmental laws and regulations, as are other companies in the uniform rental industry.  While environmental compliance is not a material component of our costs, Cintas must incur capital expenditures and associated operating costs, primarily for water treatment and waste removal, on a regular basis.  Environmental spending related to water treatment and waste removal was approximately $16 million in fiscal 2007 and fiscal 2006.  Capital expenditures to limit or monitor hazardous substances were approximately $2 million in fiscal 2007 and fiscal 2006.  These expenditures were primarily related to the purchase of water treatment systems, which are depreciated over a useful life of 10 years.  Cintas does not expect a material change in the cost of environmental compliance on a percent to revenue basis and is not aware of any material non-compliance with environmental laws.

Mr. John Reynolds
February 21. 2008

Paragraph 101(c)(1)(xiii)

We discussed the number of employees in the first sentence of paragraph 3 on page 5 in our Form 10-K.  This sentence is as follows:

At May 31, 2007, Cintas employed approximately 34,000 employees of which approximately 400 were represented by labor unions.

Paragraph 101(d) Financial Information About Geographic Areas

We have not disclosed revenues, long-lived assets or other balance sheet amounts attributable to foreign countries because these amounts are not material.

Paragraph 101 (e) Available Information

We are a large accelerated filer as defined in Rule 12b-2 of the Exchange Act.  As a result, we disclose the information required in paragraphs 101(e)(1) through 101(e)(4) in paragraph 4 on page 5 in our Form 10-K.  This paragraph is as follows:

Cintas files annual and quarterly reports and proxy materials with the Securities and Exchange Commission (SEC).  The public may copy these materials at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C.  20549 and may obtain further information concerning the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.  The SEC maintains an Internet site that contains the same information regarding Cintas that is filed electronically with the SEC.  The address of that site is: http://www.sec.gov.  Cintas’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and current reports on Form 8-K and amendments to those reports are available free of charge as posted on its website, www.cintas.com, as soon as reasonably practicable after electronically filing with the SEC.  Cintas is not including the other information contained on its website as part of or incorporating it by reference into this Annual Report on Form 10-K.

Paragraph 101(f) Reports to Security Holders

This paragraph is not applicable to Cintas.

Paragraph 101(g) Enforceability of Civil Liabilities Against Foreign Persons

This paragraph is not applicable to Cintas.

Mr. John Reynolds
February 21. 2008

Item 11.  Executive Compensation

Compensation Discussion and Analysis

2.
You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their cash incentive bonuses and long-term equity incentives.  For example, we note that growth in earnings per share and the accomplishment of certain individual goals were used to determine the annual cash incentives and long-term equity incentives except that the compensation for Mr. S. D. Farmer was based on growth in EPS, growth in sales and other performance goals.  Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b)(2)(v).  To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b).  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.  In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Cintas respectfully submits that the specific financial and operational thresholds and targets for 2007 represent confidential financial information, the disclosure of which would have caused competitive harm to Cintas.  For participants in Cintas’ Executive Incentive Plan, financial thresholds were based on fiscal 2007 earnings per share growth.  Under Mr. S.D. Farmer’s compensation plan, quantitative financial thresholds were based on fiscal 2007 earnings per share and sales growth.

The specific financial and operational thresholds and targets for 2007 were subject to disclosure pursuant to Instruction 2 of Item 402(b) of Regulation S-K, but such disclosure would have caused competitive harm to Cintas and could have been omitted pursuant to Instruction 4 to Item 402(b).  Cintas operates in highly competitive industries and competes with national, regional and local providers.  Disclosure of target increases in sales and earnings per share would result in existing or future competitors seeking to gain or retain market share by reducing prices.  As a result, Cintas may be required to lower prices, which would hurt its results of operations.

Nevertheless, in future filings, Cintas will provide additional analysis about the calculation of cash and equity incentives under its Executive Incentive Plan.  In the future, Cintas will also evaluate on a year to year basis whether or not the financial goals underlying its incentive compensation plans, including any goals based on earnings per share, are confidential and would result in competitive harm if disclosed in Cintas’ Compensation Discussion and Analysis, as this conclusion could change based upon the facts existing at the time.  If Cintas concludes in the future that the disclosure would result in competitive harm, Cintas will provide the Staff with supplemental information about that conclusion and will include a discussion of the difficulty of achieving the target levels in its filings.

Mr. John Reynolds
February 21. 2008

Item 8.  Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements
Note 1 – Significant Accounting Policies
Revenue Recognition, page 36

3.
Based on the your return guarantee as disclosed on your website, we note you provide purchasers with a 30-day right of return for a full refund and the right to return items for up to one year with a graded restocking fee.   Please revise to disclose your accounting policy for product returns and clarify whether revenue is presented net of a provision or allowance for product returns.  Also, tell us why you have not included such information on your Valuation and Qualifying Accounts and Reserves schedule.

As indicated on our website, we allow returns of products ordered from our catalogs.  Our accounting policy is to present the related revenue net of product returns, and the allowance for product returns is deducted from accounts receivable.  We have not disclosed our accounting policy for product returns in our revenue recognition paragraph on page 36 of our Form 10-K because product returns are not material, representing less than one percent of revenue.  Additionally, we have not included information on our allowance for returns on our Valuation and Qualifying Accounts and Reserves schedule on page 64 of our Form 10-K because it is not material, representing less than one tenth of one percent of assets.  We will include disclosures explaining our accounting policy in future filings when these product returns and the allowance for product returns become material.

In responding to the Staff’s comments, we acknowledge that:

•	Cintas is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Cintas may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds
February 21. 2008

If the Staff of the Commission have any questions, please contact me by phone at 513-573-4211, by fax at 513-573-4873, or by email at galeb@cintas.com.

Sincerely,

CINTAS CORPORATION

By:      /s/William C. Gale
                William C. Gale
Senior Vice President and CFO

cc:           Bill Kearns, Securities and Exchange Commission
Edwin S. Kim, Securities and Exchange Commission
Mark A. Weiss, Keating Muething & Klekamp PLL
Scott Farmer, Cintas Corporation